03016921

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than March 31, 2003 8K FOR 3/20/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-103345 333-72879
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on March 20, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
Sr. Counsel

EXHIBIT INDEX

<u>Exhibit</u>

P 99.2 Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2003-AR4.
(Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

WaMu Mortgage Pass-Through Certificates Series 2003-AR4

Marketing Materials

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS B4
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$1,875,000
Coupon	4.746%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To WAVG Roll Date	No

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
86-30+	5.638	6.224	6.840	7.350	7.791	8.681
86-31+	5.634	6.218	6.833	7.342	7.782	8.670
87-00+	5.629	6.213	6.827	7.335	7.773	8.659
87-01+	5.625	6.208	6.820	7.327	7.765	8.648
87-02+	5.621	6.202	6.814	7.319	7.756	8.637
87-03+	5.617	6.197	6.807	7.312	7.747	8.626
87-04+	5.613	6.192	6.800	7.304	7.739	8.616
87-05+	5.609	6.187	6.794	7.296	7.730	8.605
87-06+	5.604	6.181	6.787	7.288	7.721	8.594
87-07+	5.600	6.176	6.781	7.281	7.712	8.583
87-08+	5.596	6.171	6.774	7.273	7.704	8.572
87-09+	5.592	6.165	6.767	7.265	7.695	8.562
87-10+	5.588	6.160	6.761	7.258	7.686	8.551
87-11+	5.584	6.155	6.754	7.250	7.678	8.540
87-12+	5.580	6.149	6.748	7.242	7.669	8.529
87-13+	5.575	6.144	6.741	7.235	7.660	8.518
87-14+	5.571	6.139	6.735	7.227	7.652	8.508
87-15+	5.567	6.134	6.728	7.219	7.643	8.497
87-16+	5.563	6.128	6.721	7.212	7.634	8.486
87-17+	5.559	6.123	6.715	7.204	7.626	8.475
87-18+	5.555	6.118	6.708	7.196	7.617	8.465
87-19+	5.551	6.113	6.702	7.189	7.609	8.454
87-20+	5.547	6.107	6.695	7.181	7.600	8.443
87-21+	5.542	6.102	6.689	7.173	7.591	8.432
87-22+	5.538	6.097	6.682	7.166	7.583	8.422
87-23+	5.534	6.092	6.676	7.158	7.574	8.411
87-24+	5.530	6.086	6.669	7.150	7.565	8.400
87-25+	5.526	6.081	6.663	7.143	7.557	8.389
87-26+	5.522	6.076	6.656	7.135	7.548	8.379
87-27+	5.518	6.071	6.650	7.128	7.540	8.368
87-28+	5.514	6.065	6.643	7.120	7.531	8.357
87-29+	5.510	6.060	6.637	7.112	7.522	8.347
87-30+	5.505	6.055	6.630	7.105	7.514	8.336
WAL (yr)	12.65	9.37	7.21	5.97	5.17	4.02
MDUR (yr)	8.62	6.76	5.43	4.65	4.12	3.31
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	03/25/33	03/25/33	03/25/33	03/25/33	03/25/33	03/25/33

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS B5
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$1,875,000
Coupon	4.746%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To WAVG Roll Date	No

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
65-10	9.185	10.741	12.460	13.911	15.186	17.904
65-11	9.178	10.733	12.450	13.900	15.173	17.887
65-12	9.172	10.725	12.440	13.888	15.160	17.871
65-13	9.166	10.717	12.430	13.876	15.147	17.855
65-14	9.159	10.709	12.420	13.865	15.134	17.838
65-15	9.153	10.701	12.410	13.853	15.121	17.822
65-16	9.147	10.693	12.400	13.841	15.107	17.806
65-17	9.141	10.684	12.390	13.830	15.094	17.789
65-18	9.134	10.676	12.380	13.818	15.081	17.773
65-19	9.128	10.668	12.370	13.807	15.068	17.757
65-20	9.122	10.660	12.360	13.795	15.055	17.740
65-21	9.115	10.652	12.350	13.783	15.042	17.724
65-22	9.109	10.645	12.340	13.772	15.029	17.708
65-23	9.103	10.637	12.330	13.760	15.016	17.691
65-24	9.096	10.629	12.321	13.749	15.003	17.675
65-25	9.090	10.621	12.311	13.737	14.990	17.659
65-26	9.084	10.613	12.301	13.726	14.977	17.643
65-27	9.078	10.605	12.291	13.714	14.964	17.626
65-28	9.071	10.597	12.281	13.703	14.951	17.610
65-29	9.065	10.589	12.271	13.691	14.938	17.594
65-30	9.059	10.581	12.261	13.679	14.925	17.578
65-31	9.053	10.573	12.251	13.668	14.912	17.562
66-00	9.046	10.565	12.241	13.656	14.899	17.545
66-01	9.040	10.557	12.232	13.645	14.886	17.529
66-02	9.034	10.549	12.222	13.634	14.873	17.513
66-03	9.028	10.541	12.212	13.622	14.860	17.497
66-04	9.021	10.533	12.202	13.611	14.848	17.481
66-05	9.015	10.525	12.192	13.599	14.835	17.465
66-06	9.009	10.517	12.182	13.588	14.822	17.449
66-07	9.003	10.510	12.173	13.576	14.809	17.432
66-08	8.997	10.502	12.163	13.565	14.796	17.416
66-09	8.990	10.494	12.153	13.553	14.783	17.400
66-10	8.984	10.486	12.143	13.542	14.770	17.384
WAL (yr)	12.65	9.37	7.21	5.97	5.17	4.02
MDUR (yr)	7.54	5.94	4.78	4.10	3.64	2.91
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	03/25/33	03/25/33	03/25/33	03/25/33	03/25/33	03/25/33

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WaMu Mortgage Pass-Through Certificates
Series 2003-AR4

Marketing Materials

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A1
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$249,500,000
Coupon	1.532%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	1.743	1.842	1.942	2.044	2.149	2.361
99-24+	1.730	1.823	1.917	2.012	2.110	2.309
99-25	1.717	1.803	1.891	1.981	2.072	2.258
99-25+	1.704	1.784	1.866	1.949	2.034	2.206
99-26	1.691	1.765	1.841	1.917	1.995	2.154
99-26+	1.678	1.746	1.815	1.885	1.957	2.103
99-27	1.665	1.727	1.790	1.854	1.919	2.051
99-27+	1.652	1.708	1.765	1.822	1.881	2.000
99-28	1.640	1.689	1.739	1.790	1.842	1.948
99-28+	1.627	1.670	1.714	1.758	1.804	1.897
99-29	1.614	1.651	1.689	1.727	1.766	1.845
99-29+	1.601	1.632	1.663	1.695	1.728	1.794
99-30	1.588	1.613	1.638	1.663	1.689	1.742
99-30+	1.575	1.594	1.613	1.632	1.651	1.691
99-31	1.563	1.575	1.587	1.600	1.613	1.640
99-31+	1.550	1.556	1.562	1.568	1.575	1.588
100-00	1.537	1.537	1.537	1.537	1.537	1.537
100-00+	1.524	1.518	1.512	1.505	1.499	1.486
100-01	1.511	1.499	1.486	1.474	1.461	1.434
100-01+	1.498	1.480	1.461	1.442	1.423	1.383
100-02	1.486	1.461	1.436	1.410	1.385	1.332
100-02+	1.473	1.442	1.411	1.379	1.346	1.281
100-03	1.460	1.423	1.385	1.347	1.308	1.229
100-03+	1.447	1.404	1.360	1.316	1.270	1.178
100-04	1.434	1.385	1.335	1.284	1.232	1.127
100-04+	1.422	1.366	1.310	1.253	1.194	1.076
100-05	1.409	1.347	1.285	1.221	1.156	1.025
100-05+	1.396	1.328	1.260	1.190	1.118	0.974
100-06	1.383	1.309	1.234	1.158	1.081	0.923
100-06+	1.370	1.290	1.209	1.127	1.043	0.872
100-07	1.358	1.271	1.184	1.095	1.005	0.821
100-07+	1.345	1.253	1.159	1.064	0.967	0.770
100-08	1.332	1.234	1.134	1.032	0.929	0.719
WAL (yr)	1.24	0.84	0.63	0.50	0.41	0.31
MDUR (yr)	1.22	0.82	0.62	0.49	0.41	0.30
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	09/25/05	11/25/04	06/25/04	03/25/04	01/25/04	10/25/03

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A2
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$115,300,000
Coupon	2.207%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	2.298	2.338	2.379	2.422	2.468	2.567
99-24+	2.293	2.330	2.369	2.410	2.452	2.545
99-25	2.288	2.323	2.359	2.397	2.436	2.523
99-25+	2.283	2.315	2.349	2.384	2.421	2.501
99-26	2.278	2.308	2.339	2.371	2.405	2.480
99-26+	2.273	2.300	2.328	2.358	2.389	2.458
99-27	2.268	2.293	2.318	2.345	2.374	2.436
99-27+	2.263	2.285	2.308	2.332	2.358	2.414
99-28	2.258	2.277	2.298	2.320	2.342	2.392
99-28+	2.253	2.270	2.288	2.307	2.327	2.370
99-29	2.248	2.262	2.278	2.294	2.311	2.348
99-29+	2.242	2.255	2.268	2.281	2.295	2.326
99-30	2.237	2.247	2.258	2.268	2.280	2.305
99-30+	2.232	2.240	2.247	2.256	2.264	2.283
99-31	2.227	2.232	2.237	2.243	2.248	2.261
99-31+	2.222	2.225	2.227	2.230	2.233	2.239
100-00	2.217	2.217	2.217	2.217	2.217	2.217
100-00+	2.212	2.210	2.207	2.204	2.202	2.195
100-01	2.207	2.202	2.197	2.192	2.186	2.173
100-01+	2.202	2.195	2.187	2.179	2.170	2.152
100-02	2.197	2.187	2.177	2.166	2.155	2.130
100-02+	2.192	2.180	2.167	2.153	2.139	2.108
100-03	2.187	2.172	2.157	2.140	2.124	2.086
100-03+	2.182	2.164	2.146	2.128	2.108	2.064
100-04	2.177	2.157	2.136	2.115	2.092	2.043
100-04+	2.172	2.149	2.126	2.102	2.077	2.021
100-05	2.167	2.142	2.116	2.089	2.061	1.999
100-05+	2.162	2.134	2.106	2.076	2.046	1.977
100-06	2.157	2.127	2.096	2.064	2.030	1.956
100-06+	2.151	2.119	2.086	2.051	2.014	1.934
100-07	2.146	2.112	2.076	2.038	1.999	1.912
100-07+	2.141	2.104	2.066	2.025	1.983	1.890
100-08	2.136	2.097	2.056	2.013	1.968	1.869
WAL (yr)	3.24	2.15	1.59	1.25	1.02	0.73
MDUR (yr)	3.09	2.08	1.55	1.22	1.00	0.72
First Prin Pay	09/25/05	11/25/04	06/25/04	03/25/04	01/25/04	10/25/03
Last Prin Pay	02/25/07	10/25/05	02/25/05	09/25/04	06/25/04	02/25/04

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A3

Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$171,700,000
Coupon	2.875%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	2.930	2.910	2.916	2.923	2.930	2.944
99-24+	2.926	2.905	2.910	2.915	2.920	2.930
99-25	2.922	2.901	2.903	2.906	2.910	2.916
99-25+	2.919	2.896	2.897	2.898	2.900	2.903
99-26	2.915	2.891	2.891	2.890	2.890	2.889
99-26+	2.911	2.886	2.884	2.882	2.880	2.875
99-27	2.908	2.881	2.878	2.874	2.870	2.861
99-27+	2.904	2.877	2.871	2.866	2.860	2.847
99-28	2.901	2.872	2.865	2.858	2.850	2.833
99-28+	2.897	2.867	2.858	2.849	2.840	2.819
99-29	2.893	2.862	2.852	2.841	2.830	2.805
99-29+	2.890	2.857	2.846	2.833	2.820	2.791
99-30	2.886	2.853	2.839	2.825	2.810	2.777
99-30+	2.883	2.848	2.833	2.817	2.800	2.764
99-31	2.879	2.843	2.826	2.809	2.790	2.750
99-31+	2.875	2.838	2.820	2.801	2.780	2.736
100-00	2.872	2.833	2.813	2.792	2.770	2.722
100-00+	2.868	2.829	2.807	2.784	2.760	2.708
100-01	2.865	2.824	2.801	2.776	2.750	2.694
100-01+	2.861	2.819	2.794	2.768	2.740	2.680
100-02	2.857	2.814	2.788	2.760	2.731	2.666
100-02+	2.854	2.809	2.781	2.752	2.721	2.653
100-03	2.850	2.805	2.775	2.744	2.711	2.639
100-03+	2.847	2.800	2.768	2.736	2.701	2.625
100-04	2.843	2.795	2.762	2.727	2.691	2.611
100-04+	2.839	2.790	2.756	2.719	2.681	2.597
100-05	2.836	2.785	2.749	2.711	2.671	2.583
100-05+	2.832	2.781	2.743	2.703	2.661	2.570
100-06	2.829	2.776	2.736	2.695	2.651	2.556
100-06+	2.825	2.771	2.730	2.687	2.641	2.542
100-07	2.821	2.766	2.724	2.679	2.631	2.528
100-07+	2.818	2.761	2.717	2.671	2.621	2.514
100-08	2.814	2.757	2.711	2.663	2.612	2.500
WAL (yr)	4.68	3.46	2.55	2.00	1.63	1.16
MDUR (yr)	4.32	3.25	2.43	1.92	1.57	1.12
First Prin Pay	02/25/07	10/25/05	02/25/05	09/25/04	06/25/04	02/25/04
Last Prin Pay	01/25/08	07/25/07	06/25/06	09/25/05	03/25/05	08/25/04

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A4

Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$124,100,000
Coupon	3.363%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	3.436	3.422	3.394	3.396	3.398	3.402
99-24+	3.432	3.419	3.390	3.390	3.391	3.393
99-25	3.429	3.415	3.385	3.385	3.384	3.383
99-25+	3.425	3.412	3.381	3.379	3.378	3.374
99-26	3.422	3.408	3.376	3.374	3.371	3.364
99-26+	3.418	3.404	3.372	3.368	3.364	3.355
99-27	3.414	3.401	3.368	3.362	3.357	3.345
99-27+	3.411	3.397	3.363	3.357	3.350	3.336
99-28	3.407	3.394	3.359	3.351	3.344	3.326
99-28+	3.404	3.390	3.354	3.346	3.337	3.317
99-29	3.400	3.386	3.350	3.340	3.330	3.308
99-29+	3.397	3.383	3.346	3.335	3.323	3.298
99-30	3.393	3.379	3.341	3.329	3.316	3.289
99-30+	3.390	3.376	3.337	3.324	3.310	3.279
99-31	3.386	3.372	3.332	3.318	3.303	3.270
99-31+	3.383	3.368	3.328	3.313	3.296	3.260
100-00	3.379	3.365	3.324	3.307	3.289	3.251
100-00+	3.375	3.361	3.319	3.301	3.283	3.241
100-01	3.372	3.358	3.315	3.296	3.276	3.232
100-01+	3.368	3.354	3.310	3.290	3.269	3.222
100-02	3.365	3.351	3.306	3.285	3.262	3.213
100-02+	3.361	3.347	3.302	3.279	3.256	3.203
100-03	3.358	3.343	3.297	3.274	3.249	3.194
100-03+	3.354	3.340	3.293	3.268	3.242	3.185
100-04	3.351	3.336	3.289	3.263	3.235	3.175
100-04+	3.347	3.333	3.284	3.257	3.228	3.166
100-05	3.344	3.329	3.280	3.252	3.222	3.156
100-05+	3.340	3.325	3.275	3.246	3.215	3.147
100-06	3.337	3.322	3.271	3.240	3.208	3.137
100-06+	3.333	3.318	3.267	3.235	3.201	3.128
100-07	3.330	3.315	3.262	3.229	3.195	3.118
100-07+	3.326	3.311	3.258	3.224	3.188	3.109
100-08	3.322	3.308	3.254	3.218	3.181	3.100
WAL (yr)	4.84	4.77	3.85	3.00	2.43	1.72
MDUR (yr)	4.41	4.35	3.56	2.81	2.30	1.65
First Prin Pay	01/25/08	07/25/07	06/25/06	09/25/05	03/25/05	08/25/04
Last Prin Pay	01/25/08	01/25/08	09/25/07	09/25/06	01/25/06	03/25/05

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A5
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$110,100,000
Coupon	3.551%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	3.626	3.626	3.615	3.581	3.582	3.583
99-24+	3.622	3.622	3.611	3.577	3.577	3.576
99-25	3.619	3.619	3.608	3.573	3.572	3.569
99-25+	3.615	3.615	3.604	3.568	3.567	3.562
99-26	3.612	3.612	3.601	3.564	3.561	3.555
99-26+	3.608	3.608	3.597	3.560	3.556	3.548
99-27	3.604	3.604	3.593	3.556	3.551	3.541
99-27+	3.601	3.601	3.590	3.552	3.546	3.534
99-28	3.597	3.597	3.586	3.548	3.541	3.527
99-28+	3.594	3.594	3.583	3.544	3.536	3.520
99-29	3.590	3.590	3.579	3.540	3.531	3.513
99-29+	3.587	3.587	3.575	3.535	3.526	3.506
99-30	3.583	3.583	3.572	3.531	3.521	3.499
99-30+	3.580	3.580	3.568	3.527	3.516	3.492
99-31	3.576	3.576	3.565	3.523	3.511	3.485
99-31+	3.572	3.572	3.561	3.519	3.506	3.478
100-00	3.569	3.569	3.558	3.515	3.501	3.470
100-00+	3.565	3.565	3.554	3.511	3.496	3.463
100-01	3.562	3.562	3.550	3.507	3.491	3.456
100-01+	3.558	3.558	3.547	3.502	3.486	3.449
100-02	3.555	3.555	3.543	3.498	3.481	3.442
100-02+	3.551	3.551	3.540	3.494	3.476	3.435
100-03	3.548	3.548	3.536	3.490	3.471	3.428
100-03+	3.544	3.544	3.532	3.486	3.466	3.421
100-04	3.540	3.540	3.529	3.482	3.461	3.414
100-04+	3.537	3.537	3.525	3.478	3.456	3.407
100-05	3.533	3.533	3.522	3.474	3.451	3.400
100-05+	3.530	3.530	3.518	3.469	3.445	3.393
100-06	3.526	3.526	3.515	3.465	3.440	3.386
100-06+	3.523	3.523	3.511	3.461	3.435	3.379
100-07	3.519	3.519	3.507	3.457	3.430	3.372
100-07+	3.516	3.516	3.504	3.453	3.425	3.365
100-08	3.512	3.512	3.500	3.449	3.420	3.358
WAL (yr)	4.84	4.84	4.81	4.13	3.33	2.34
MDUR (yr)	4.38	4.38	4.35	3.78	3.09	2.21
First Prin Pay	01/25/08	01/25/08	09/25/07	09/25/06	01/25/06	03/25/05
Last Prin Pay	01/25/08	01/25/08	01/25/08	01/25/08	01/25/07	11/25/05

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A6
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$244,300,000
Coupon	3.423%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To Mandatory Auction Call Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	3.496	3.496	3.496	3.495	3.484	3.470
99-24+	3.493	3.493	3.493	3.492	3.480	3.466
99-25	3.489	3.489	3.489	3.488	3.477	3.462
99-25+	3.486	3.486	3.486	3.485	3.473	3.458
99-26	3.482	3.482	3.482	3.481	3.469	3.453
99-26+	3.479	3.479	3.479	3.478	3.466	3.449
99-27	3.475	3.475	3.475	3.474	3.462	3.445
99-27+	3.472	3.472	3.472	3.470	3.458	3.441
99-28	3.468	3.468	3.468	3.467	3.455	3.436
99-28+	3.464	3.464	3.464	3.463	3.451	3.432
99-29	3.461	3.461	3.461	3.460	3.447	3.428
99-29+	3.457	3.457	3.457	3.456	3.444	3.424
99-30	3.454	3.454	3.454	3.453	3.440	3.419
99-30+	3.450	3.450	3.450	3.449	3.436	3.415
99-31	3.447	3.447	3.447	3.446	3.433	3.411
99-31+	3.443	3.443	3.443	3.442	3.429	3.407
100-00	3.440	3.440	3.440	3.439	3.426	3.402
100-00+	3.436	3.436	3.436	3.435	3.422	3.398
100-01	3.433	3.433	3.433	3.431	3.418	3.394
100-01+	3.429	3.429	3.429	3.428	3.415	3.390
100-02	3.425	3.425	3.425	3.424	3.411	3.385
100-02+	3.422	3.422	3.422	3.421	3.407	3.381
100-03	3.418	3.418	3.418	3.417	3.404	3.377
100-03+	3.415	3.415	3.415	3.414	3.400	3.373
100-04	3.411	3.411	3.411	3.410	3.396	3.368
100-04+	3.408	3.408	3.408	3.407	3.393	3.364
100-05	3.404	3.404	3.404	3.403	3.389	3.360
100-05+	3.401	3.401	3.401	3.400	3.385	3.356
100-06	3.397	3.397	3.397	3.396	3.382	3.351
100-06+	3.394	3.394	3.394	3.393	3.378	3.347
100-07	3.390	3.390	3.390	3.389	3.374	3.343
100-07+	3.386	3.386	3.386	3.385	3.371	3.339
100-08	3.383	3.383	3.383	3.382	3.367	3.335
WAL (yr)	4.84	4.84	4.84	4.84	4.69	4.00
MDUR (yr)	4.40	4.40	4.40	4.40	4.27	3.67
First Prin Pay	01/25/08	01/25/08	01/25/08	01/25/08	01/25/07	11/25/05
Last Prin Pay	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS A7

Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$200,000,000
Coupon	3.952%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-24	3.690	3.652	3.610	3.562	3.508	3.379
100-24+	3.686	3.647	3.604	3.556	3.501	3.370
100-25	3.681	3.642	3.598	3.549	3.494	3.360
100-25+	3.677	3.637	3.593	3.543	3.486	3.351
100-26	3.672	3.632	3.587	3.536	3.479	3.342
100-26+	3.668	3.627	3.581	3.530	3.472	3.333
100-27	3.663	3.622	3.576	3.523	3.464	3.324
100-27+	3.659	3.617	3.570	3.517	3.457	3.314
100-28	3.654	3.612	3.564	3.511	3.450	3.305
100-28+	3.650	3.607	3.558	3.504	3.443	3.296
100-29	3.645	3.602	3.553	3.498	3.435	3.287
100-29+	3.641	3.596	3.547	3.491	3.428	3.277
100-30	3.636	3.591	3.541	3.485	3.421	3.268
100-30+	3.632	3.586	3.536	3.478	3.414	3.259
100-31	3.627	3.581	3.530	3.472	3.406	3.250
100-31+	3.623	3.576	3.524	3.465	3.399	3.241
101-00	3.618	3.571	3.518	3.459	3.392	3.231
101-00+	3.614	3.566	3.513	3.453	3.385	3.222
101-01	3.609	3.561	3.507	3.446	3.377	3.213
101-01+	3.605	3.556	3.501	3.440	3.370	3.204
101-02	3.600	3.551	3.496	3.433	3.363	3.195
101-02+	3.596	3.546	3.490	3.427	3.356	3.185
101-03	3.591	3.541	3.484	3.420	3.348	3.176
101-03+	3.587	3.536	3.479	3.414	3.341	3.167
101-04	3.582	3.531	3.473	3.408	3.334	3.158
101-04+	3.578	3.526	3.467	3.401	3.327	3.149
101-05	3.573	3.521	3.461	3.395	3.319	3.140
101-05+	3.569	3.515	3.456	3.388	3.312	3.130
101-06	3.565	3.510	3.450	3.382	3.305	3.121
101-06+	3.560	3.505	3.444	3.376	3.298	3.112
101-07	3.556	3.500	3.439	3.369	3.291	3.103
101-07+	3.551	3.495	3.433	3.363	3.283	3.094
101-08	3.547	3.490	3.427	3.356	3.276	3.085
WAL (yr)	3.80	3.35	2.95	2.60	2.30	1.79
MDUR (yr)	3.44	3.05	2.70	2.40	2.13	1.68
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WaMu Mortgage Pass-Through Certificates
Series 2003-AR4

Marketing Materials

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS B1
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$13,125,000
Coupon	4.746%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrual Interest Days	20
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
101-26+	4.288	4.287	4.263	4.233	4.203	4.124	4.026	3.896	3.697
101-27+	4.281	4.280	4.255	4.225	4.195	4.114	4.015	3.883	3.681
101-28+	4.274	4.272	4.248	4.217	4.186	4.105	4.004	3.870	3.666
101-29+	4.267	4.265	4.240	4.209	4.178	4.095	3.993	3.858	3.650
101-30+	4.260	4.258	4.232	4.201	4.169	4.086	3.982	3.845	3.634
101-31+	4.253	4.251	4.225	4.193	4.161	4.076	3.971	3.832	3.619
102-00+	4.246	4.244	4.217	4.185	4.152	4.067	3.960	3.819	3.603
102-01+	4.238	4.237	4.210	4.177	4.144	4.057	3.949	3.806	3.587
102-02+	4.231	4.229	4.202	4.169	4.136	4.047	3.938	3.794	3.572
102-03+	4.224	4.222	4.195	4.161	4.127	4.038	3.927	3.781	3.556
102-04+	4.217	4.215	4.187	4.153	4.119	4.028	3.916	3.768	3.541
102-05+	4.210	4.208	4.180	4.145	4.110	4.019	3.905	3.755	3.525
102-06+	4.203	4.201	4.172	4.137	4.102	4.009	3.894	3.742	3.509
102-07+	4.196	4.194	4.165	4.129	4.094	4.000	3.883	3.730	3.494
102-08+	4.189	4.186	4.157	4.121	4.085	3.990	3.873	3.717	3.478
102-09+	4.181	4.179	4.150	4.113	4.077	3.981	3.862	3.704	3.462
102-10+	4.174	4.172	4.142	4.106	4.069	3.971	3.851	3.691	3.447
102-11+	4.167	4.165	4.135	4.098	4.060	3.962	3.840	3.678	3.431
102-12+	4.160	4.158	4.127	4.090	4.052	3.952	3.829	3.666	3.416
102-13+	4.153	4.151	4.120	4.082	4.043	3.943	3.818	3.653	3.400
102-14+	4.146	4.144	4.112	4.074	4.035	3.933	3.807	3.640	3.385
102-15+	4.139	4.136	4.105	4.066	4.027	3.924	3.796	3.627	3.369
102-16+	4.132	4.129	4.097	4.058	4.018	3.914	3.785	3.615	3.354
102-17+	4.125	4.122	4.090	4.050	4.010	3.905	3.774	3.602	3.338
102-18+	4.117	4.115	4.082	4.042	4.002	3.895	3.764	3.589	3.322
102-19+	4.110	4.108	4.075	4.034	3.993	3.886	3.753	3.577	3.307
102-20+	4.103	4.101	4.067	4.026	3.985	3.876	3.742	3.564	3.291
102-21+	4.096	4.094	4.060	4.018	3.977	3.867	3.731	3.551	3.276
102-22+	4.089	4.087	4.052	4.010	3.968	3.857	3.720	3.538	3.260
102-23+	4.082	4.079	4.045	4.003	3.960	3.848	3.709	3.526	3.245
102-24+	4.075	4.072	4.037	3.995	3.952	3.838	3.698	3.513	3.230
102-25+	4.068	4.065	4.030	3.987	3.943	3.829	3.687	3.500	3.214
102-26+	4.061	4.058	4.022	3.979	3.935	3.819	3.677	3.488	3.199
WAL (yr)	4.87	4.85	4.59	4.32	4.08	3.55	3.06	2.59	2.10
MDUR (yr)	4.28	4.26	4.05	3.83	3.63	3.20	2.79	2.39	1.96
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS B2
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$10,000,000
Coupon	4.746%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
100-21	4.559	4.558	4.548	4.535	4.522	4.486	4.442	4.382	4.291
100-22	4.552	4.551	4.540	4.527	4.513	4.476	4.430	4.369	4.275
100-23	4.544	4.544	4.533	4.519	4.504	4.466	4.419	4.356	4.259
100-24	4.537	4.536	4.525	4.511	4.496	4.457	4.408	4.343	4.243
100-25	4.530	4.529	4.517	4.502	4.487	4.447	4.397	4.330	4.227
100-26	4.523	4.522	4.510	4.494	4.479	4.437	4.386	4.317	4.211
100-27	4.515	4.515	4.502	4.486	4.470	4.428	4.375	4.304	4.195
100-28	4.508	4.507	4.494	4.478	4.462	4.418	4.363	4.291	4.180
100-29	4.501	4.500	4.487	4.470	4.453	4.408	4.352	4.278	4.164
100-30	4.494	4.493	4.479	4.462	4.445	4.399	4.341	4.265	4.148
100-31	4.486	4.486	4.471	4.454	4.436	4.389	4.330	4.252	4.132
101-00	4.479	4.478	4.464	4.446	4.428	4.379	4.319	4.239	4.116
101-01	4.472	4.471	4.456	4.438	4.419	4.370	4.308	4.226	4.100
101-02	4.465	4.464	4.449	4.430	4.411	4.360	4.297	4.213	4.084
101-03	4.457	4.457	4.441	4.422	4.402	4.350	4.286	4.200	4.068
101-04	4.450	4.449	4.433	4.414	4.394	4.340	4.275	4.187	4.052
101-05	4.443	4.442	4.426	4.406	4.385	4.331	4.263	4.174	4.036
101-06	4.436	4.435	4.418	4.398	4.377	4.321	4.252	4.161	4.021
101-07	4.429	4.428	4.411	4.389	4.368	4.312	4.241	4.148	4.005
101-08	4.421	4.420	4.403	4.381	4.360	4.302	4.230	4.135	3.989
101-09	4.414	4.413	4.395	4.373	4.351	4.292	4.219	4.122	3.973
101-10	4.407	4.406	4.388	4.365	4.343	4.283	4.208	4.109	3.957
101-11	4.400	4.399	4.380	4.357	4.334	4.273	4.197	4.096	3.941
101-12	4.393	4.391	4.372	4.349	4.326	4.263	4.186	4.083	3.926
101-13	4.385	4.384	4.365	4.341	4.317	4.254	4.175	4.070	3.910
101-14	4.378	4.377	4.357	4.333	4.309	4.244	4.164	4.057	3.894
101-15	4.371	4.370	4.350	4.325	4.300	4.234	4.153	4.044	3.878
101-16	4.364	4.362	4.342	4.317	4.292	4.225	4.142	4.031	3.862
101-17	4.357	4.355	4.335	4.309	4.283	4.215	4.131	4.019	3.847
101-18	4.349	4.348	4.327	4.301	4.275	4.206	4.120	4.006	3.831
101-19	4.342	4.341	4.319	4.293	4.266	4.196	4.109	3.993	3.815
101-20	4.335	4.334	4.312	4.285	4.258	4.186	4.098	3.980	3.799
101-21	4.328	4.326	4.304	4.277	4.249	4.177	4.087	3.967	3.784
WAL (yr)	4.87	4.85	4.59	4.32	4.08	3.55	3.06	2.59	2.10
MDUR (yr)	4.27	4.25	4.05	3.82	3.62	3.19	2.78	2.37	1.94
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be shortened by the use of collateral pool WAMs.

WAMU Mortgage Pass-Through Certs, Series 2003-AR4 CLASS B3
Price-Yield Sensitivity Report

Settlement	03/21/03
Class Balance	$5,000,000
Coupon	4.746%
Cut-off Date	03/01/03
Next Payment Date	04/25/03
Accrued Interest Days	20
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
99-16	4.829	4.830	4.833	4.837	4.840	4.848	4.858	4.870	4.888
99-17	4.822	4.822	4.826	4.829	4.832	4.839	4.847	4.857	4.872
99-18	4.815	4.815	4.818	4.821	4.823	4.829	4.835	4.844	4.856
99-19	4.807	4.808	4.810	4.812	4.814	4.819	4.824	4.830	4.840
99-20	4.800	4.800	4.802	4.804	4.806	4.809	4.813	4.817	4.823
99-21	4.793	4.793	4.795	4.796	4.797	4.799	4.801	4.804	4.807
99-22	4.785	4.786	4.787	4.788	4.788	4.789	4.790	4.791	4.791
99-23	4.778	4.778	4.779	4.780	4.780	4.779	4.779	4.777	4.775
99-24	4.770	4.771	4.771	4.771	4.771	4.770	4.767	4.764	4.758
99-25	4.763	4.763	4.764	4.763	4.762	4.760	4.756	4.751	4.742
99-26	4.756	4.756	4.756	4.755	4.754	4.750	4.745	4.738	4.726
99-27	4.748	4.749	4.748	4.747	4.745	4.740	4.734	4.724	4.710
99-28	4.741	4.741	4.740	4.739	4.736	4.730	4.722	4.711	4.694
99-29	4.734	4.734	4.733	4.730	4.728	4.720	4.711	4.698	4.677
99-30	4.727	4.727	4.725	4.722	4.719	4.711	4.700	4.685	4.661
99-31	4.719	4.719	4.717	4.714	4.711	4.701	4.688	4.671	4.645
100-00	4.712	4.712	4.710	4.706	4.702	4.691	4.677	4.658	4.629
100-01	4.705	4.705	4.702	4.698	4.693	4.681	4.666	4.645	4.613
100-02	4.697	4.697	4.694	4.689	4.685	4.671	4.655	4.632	4.597
100-03	4.690	4.690	4.686	4.681	4.676	4.662	4.643	4.619	4.580
100-04	4.683	4.683	4.679	4.673	4.667	4.652	4.632	4.606	4.564
100-05	4.675	4.675	4.671	4.665	4.659	4.642	4.621	4.592	4.548
100-06	4.668	4.668	4.663	4.657	4.650	4.632	4.610	4.579	4.532
100-07	4.661	4.661	4.656	4.649	4.642	4.622	4.598	4.566	4.516
100-08	4.653	4.653	4.648	4.641	4.633	4.613	4.587	4.553	4.500
100-09	4.646	4.646	4.640	4.632	4.624	4.603	4.576	4.540	4.484
100-10	4.639	4.639	4.632	4.624	4.616	4.593	4.565	4.527	4.468
100-11	4.632	4.631	4.625	4.616	4.607	4.583	4.553	4.513	4.452
100-12	4.624	4.624	4.617	4.608	4.599	4.574	4.542	4.500	4.436
100-13	4.617	4.617	4.609	4.600	4.590	4.564	4.531	4.487	4.419
100-14	4.610	4.609	4.602	4.592	4.581	4.554	4.520	4.474	4.403
100-15	4.602	4.602	4.594	4.584	4.573	4.544	4.509	4.461	4.387
100-16	4.595	4.595	4.586	4.575	4.564	4.535	4.497	4.448	4.371
WAL (yr)	4.87	4.85	4.59	4.32	4.08	3.55	3.06	2.59	2.10
MDUR (yr)	4.26	4.24	4.04	3.81	3.61	3.18	2.77	2.36	1.93
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08	02/25/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates or the guarantor. GCM is acting as underwriter and not as agent for the issuer or its affiliates or the guarantor in connection with the proposed transaction.

WaMu Mortgage Pass-Through Certificates
Series 2003-AR4

Marketing Materials

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Deal Level)

WAMU 2003-AR4

A2

Mon, Mar 10 2003 09:34 AM

Tranche	A2	Curr Balance	115,300,000.00	Settle	03/21/2003
Coupon	2.55793	Orig Balance	115,300,000.00	Tranche Type	SEN_GMC_FIX_CAP
Margin	NA	Factor	1.000000	Factor Date	03/03
Index	NA	Calc Spread	Interp rate@WAL	Accr Days	0

	Prepay Rate	100 PSA	125 PSA	150 PSA	175 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA
	Delinq Rate (%)									
	Opt Redeem	No	No	No	No	No	No	No	No	No
Price	Price32nd	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.0000	100-00	2.268	2.268	2.268	2.268	2.268	2.268	2.268	2.268	2.268
	WAL (#yr)	4.84	4.81	4.57	4.21	3.84	3.31	2.95	2.22	1.79
	First Princ	01/25/2008	09/25/2007	02/25/2007	10/25/2006	08/25/2006	01/25/2006	10/25/2005	03/25/2005	10/25/2004
	Last Princ	01/25/2008	01/25/2008	01/25/2008	01/25/2008	08/25/2007	12/25/2006	07/25/2006	08/25/2005	03/25/2005
	Mod Durn	4.54	4.51	4.30	3.98	3.64	3.15	2.83	2.14	1.73
	Maturity (#mo)	58	58	58	58	53	45	40	29	24

GREENWICH CAPITAL MARKETS

Price/Yield Report (Deal Level)

WAMU 2003-AR4

A2

Mon, Mar 10 2003 09:37 AM

Tranche	A2	Curr Balance	115,300,000.00	Settle	03/21/2003
Coupon	2.55793	Orig Balance	115,300,000.00	Tranche Type	SEN_GMC_FIX_CAP
Margin	NA	Factor	1.000000	Factor Date	03/03
Index	NA	Calc Spread	Interp rate@WAL	Accr Days	0

	Prepay Rate	10 CPR	20 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR
	Delinq Rate (%)									
	Opt Redeem	No	No	No	No	No	No	No	No	No
Price	Price32nd	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100	100-00	2.268	2.268	2.268	2.268	2.268	2.268	2.268	2.268	2.268
	WAL (#yr)	3.24	1.59	1.02	0.85	0.73	0.63	0.55	0.49	0.43
	First Princ	09/25/2005	06/25/2004	01/25/2004	11/25/2003	10/25/2003	09/25/2003	08/25/2003	08/25/2003	07/25/2003
	Last Princ	02/25/2007	02/25/2005	06/25/2004	03/25/2004	02/25/2004	12/25/2003	11/25/2003	10/25/2003	09/25/2003
	Mod Durn	3.09	1.54	1	0.84	0.72	0.62	0.54	0.48	0.43
	Maturity (#mo)	47	23	15	12	11	8	8	7	6

GREENWICH CAPITAL MARKETS

Price/Yield Report (Deal Level)

WAMU 2003-AR4

A3

Mon, Mar 10 2003 09:35 AM

Tranche	A3	Curr Balance	171,700,000.00	Settle	03/21/2003
Coupon	2.93900	Orig Balance	171,700,000.00	Tranche Type	SEN_GMC_FIX_CAP
Margin	NA	Factor	1.000000	Factor Date	03/03
Index	NA	Calc Spread	Interp rate@WAL	Accr Days	20

	Prepay Rate	100 PSA	125 PSA	150 PSA	175 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA
	Delinq Rate (%)									
	Opt Redeem	No	No	No	No	No	No	No	No	No
Price	Price32nd	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.0000	100-00	2.951	2.951	2.951	2.951	2.943	2.924	2.905	2.884	2.866
	WAL (#yr)	4.84	4.84	4.84	4.84	4.8	4.5	4.03	2.85	2.25
	First Princ	01/25/2008	01/25/2008	01/25/2008	01/25/2008	08/25/2007	12/25/2006	07/25/2006	08/25/2005	03/25/2005
	Last Princ	01/25/2008	01/25/2008	01/25/2008	01/25/2008	01/25/2008	01/25/2008	12/25/2007	06/25/2006	09/25/2005
	Mod Durn	4.46	4.46	4.46	4.46	4.42	4.16	3.75	2.7	2.15
	Maturity (#mo)	58	58	58	58	58	58	57	39	30

These computational materials should be accompanied by a one page disclaimer which must be read in its entirety by the addresses of this communication. If such disclaimer is not attached hereto, please contact Greenwich Capital Markets.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Deal Level)

WAMU 2003-AR4

A3

Mon, Mar 10 2003 09:37 AM

Tranche	A3	Curr Balance	171,700,000.00	Settle	03/21/2003
Coupon	2.93900	Orig Balance	171,700,000.00	Tranche Type	SEN_GMC_FIX_CAP
Margin	NA	Factor	1.000000	Factor Date	03/03
Index	NA	Calc Spread	Interp rate@WAL	Accr Days	20

Price	Prepay Rate	10 CPR	20 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR
	Delinq Rate (%)									
	Opt Redeem	No	No	No	No	No	No	No	No	No
	Price32nd	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100	100-00	2.936	2.876	2.832	2.808	2.783	2.755	2.726	2.693	2.658
	WAL (#yr)	4.68	2.55	1.63	1.36	1.16	1	0.87	0.76	0.67
	First Princ	02/25/2007	02/25/2005	06/25/2004	03/25/2004	02/25/2004	12/25/2003	11/25/2003	10/25/2003	09/25/2003
	Last Princ	01/25/2008	08/25/2006	03/25/2005	11/25/2004	08/25/2004	06/25/2004	04/25/2004	02/25/2004	01/25/2004
	Mod Durn	4.32	2.43	1.57	1.32	1.12	0.97	0.85	0.74	0.66
	Maturity (#mo)	58	39	24	20	17	15	13	11	10